# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Allied Gaming & Entertainment Inc., CIK 0001708341
CUSIP: 01915A109
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 745 FIFTH AVENUE, SUITE 500, NEW YORK, New York (NY), 10151
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002088234

## Reporting persons
- Greater Kansas City Community Foundation: type of reporting person: corporation (CO); citizenship or place of organization: Missouri (MO); sole voting power 0; shared voting power 1,885,335; sole dispositive power 0; shared dispositive power 1,885,335; aggregate amount beneficially owned 0 (4.9% of the class)
- Greater Horizons: type of reporting person: corporation (CO); citizenship or place of organization: Missouri (MO); sole voting power 0; shared voting power 1,885,335; sole dispositive power 0; shared dispositive power 1,885,335; aggregate amount beneficially owned 1,885,335 (4.9% of the class)

## Item 1. Issuer
Name of issuer: Allied Gaming & Entertainment Inc.
Address of issuer's principal executive offices: 745 FIFTH AVENUE, SUITE 500, NEW YORK, NEW YORK, 10151.

## Item 2. Person Filing
Name of person filing: This statement is filed on behalf of Greater Horizons and the Greater Kansas City Community Foundation (each, a "Reporting Person").
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is 1055 Broadway Blvd., Suite 130, Kansas City, Missouri 64105
Citizenship: Each of the Reporting Persons is a Nonprofit Corporation organized under the laws of the State of Missouri.

## Item 4. Ownership
Amount beneficially owned: The Greater Kansas City Community Foundation is the sole Member of Greater Horizons. The Greater Kansas Community Foundation is managed by an 18-member board of directors. Action by the board of directors is by simple majority vote. No individual director has voting or dispositive control over the reported securities and, therefore, no individual director has or shares beneficial ownership of such securities and this Statement shall not be construed as an admission of beneficial ownership that any individual manager of the Reporting Person is a beneficial owner of any of the securities covered by this Statement.
Percent of class:
Since the previous Form 13G amendment filed by the Reporting Persons on October 15, 2025, the Reporting Persons have sold shares of Common Stock of the Issuer in open market transactions causing the Reporting Persons to beneficially own less than five percent of the issuer's outstanding shares as of February 19, 2026. As of the date hereof, the Reporting Persons own 1,885,335 shares of Common Stock of the Issuer, representing 4.9% of the outstanding Common Stock of the Issuer.

The ownership percentages reported in this Statement are based on 37,706,930 shares of Common Stock outstanding as of December 26, 2025 as reported by the Issuer pursuant to that certain Schedule 14A filed on January 9, 2026.
Shared power to vote or to direct the vote: 1,885,335
Shared power to dispose or to direct the disposition: 1,885,335

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Greater Kansas City Community Foundation: Deborah L. Wilkerson, President (04/01/2026)
- Greater Horizons: Deborah L. Wilkerson, President (04/01/2026)